SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Schneider National, Inc.

(Name of Issuer)

Class B Common Stock, no par value per share
(Title of Class of Securities)

80689H 102
(CUSIP Number)

Dennis F. Connolly
Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, WI  53202
   (414) 273-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  80689H 102

l)

Name of Reporting Person

Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	None
8)	Shared Voting Power	8,400,000[1]
9)	Sole Dispositive Power:	8,400,000
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,400,000

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

8.5%2

14)

Type of Reporting Person

OO (trust)

_________________________

[1]

Consists of shares of Class A common stock, no par value per share (“Class A Common Stock”). The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

[2]

This calculation is based on 90,913,542 shares of Class B common stock, no par value per share (“Class B Common Stock”), of Schneider National, Inc., a Wisconsin corporation (the “Issuer”) outstanding as of April 11, 2017.

SCHEDULE 13D

CUSIP No.  80689H 102

l)

Name of Reporting Person

Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	723,190[3]
8)	Shared Voting Power	7,005,900[4]
9)	Sole Dispositive Power:	7,729,090[5]
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

7,729,090

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

7.9%6

14)

Type of Reporting Person

OO (trust)

__________________________

[3]	Consists of shares of Class B Common Stock.

[4]

Consists of shares of Class A Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

[5]	Consists of 7,005,900 shares of Class A Common Stock and 723,190 shares of Class B Common Stock.

[6]	This calculation is based on 90,913,542 shares of Class B Common Stock outstanding as of April 11, 2017.

SCHEDULE 13D

CUSIP No.  80689H 102

l)

Name of Reporting Person

Mary P. DePrey

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	2,129,370[7]
8)	Shared Voting Power	17,413,000[8]
9)	Sole Dispositive Power:	2,129,370[9]
10)	Shared Dispositive Power:	17,413,000[10]

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

19,542,370

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

18.2%11

14)

Type of Reporting Person

IN

_________________________

[7]

Consists of shares of Class B Common Stock.  Includes 1,054,770 shares of Class B Common Stock held in trust for the benefit of the Reporting Person’s children for which the Reporting Person serves as sole trustee.

[8]

Consists of 16,605,900 shares of Class A Common Stock and 807,100 shares of Class B Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by trusts for the benefit of the Reporting Person and her descendants of which the Reporting Person is a co-trustee. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

[9]	Consists of shares of Class B Common Stock.

[10]	Consists of 16,605,900 shares of Class A Common Stock and 807,100 shares of Class B Common Stock.

[11]	This calculation is based on 90,913,542 shares of Class B Common Stock outstanding as of April 11, 2017.

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to shares of Class A common stock, no par value per share (“Class A Common Stock”), and Class B common stock, no par value per share (“Class A Common Stock”), of Schneider National, Inc., a Wisconsin corporation (the “Issuer”).  The interest of the Reporting Persons (as defined below) in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Trusts (as defined below). Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.  The address of the principal executive office of the Issuer is 3101 South Packerland Drive, Green Bay, Wisconsin 54313.

Item 2.  Identity and Background

(a)

This Schedule 13D is being filed by the Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey, a Wisconsin trust (the “Childrens Trust”), the Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey (the “2000 Trust,” and together with the Childrens Trust, the “Trusts”), and Mary P. DePrey, in her individual capacity and as a co-trustee of the Trusts (together the “Reporting Persons”).

(b)

The business address of the Reporting Persons is Godfrey & Kahn, S.C., 833 East Michigan Street, Suite 1800, Milwaukee 53202.

(c)

Ms. DePrey is retired.

(d)

None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and therefore is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)

The Trusts are organized under the laws of Wisconsin.  Ms. DePrey is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

As of April 11, 2017, the Reporting Persons beneficially owned an aggregate of 16,605,900 shares of Class A Common Stock and 2,936,470 shares of Class B Common Stock, all of which were acquired by gift.

On March 24, 2017, the Issuer issued pre-IPO split dividend, pursuant to which each of the Issuer’s shareholders as of the record date of March 21, 2017 received 29 shares of Class A Common Stock or Class B Common Stock for each share of Class A Common Stock or Class B Common Stock, respectively, held by the shareholder as of the record date.

Item 4.  Purpose of Transaction

The Reporting Persons acquired, and presently hold, the shares of Class A Common Stock and Class B Common Stock for investment purposes.

The Reporting Persons, with the exception of the Childrens Trust, have agreed, pursuant to a lock-up agreement (the “Lock-Up Agreement) with the underwriters of the initial public offering of the Issuer’s Class B Common Stock (the “IPO”), which is described in further detail under Item 6. While the Reporting Persons have no present intention to do so, the Reporting Persons may transact in the shares of Common Stock, subject to the Lock-Up Agreement, as applicable.

Item 5.  Interest in Securities of the Issuer

(a) (b)

The beneficial ownership of the Class A Common Stock and Class B Common Stock of each of the Reporting Persons at the date hereof is reflected on that Reporting Person’s cover page.

(c)

The Childrens Trust acquired its shares on April 11, 2017 as the result of the division of the Donald J. Schneider Childrens Trust #2.  As a result of this division, Ms. DePrey became co-trustee of the Childrens Trust.  The 2000 Trust sold 2,105,000 shares of Class B Common Stock on April 5, 2017 as part of the IPO at a price of $19.00 per share.  Ms. DePrey is co-trustee of the 2000 Trust.

(d)

No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated 1995 Schneider National, Inc. Voting Trust Agreement and Voting Agreement

The Trusts are parties to the Amended and Restated 1995 Schneider National, Inc. Voting Trust Agreement and Voting Agreement (the “Voting Trust Agreement”) which established the Schneider National, Inc. Voting Trust (the “Voting Trust”).  The Voting Trust holds all of the outstanding shares of Class A common stock and is governed by the Voting Trust Agreement. The Voting Trustees are the members of the corporate governance committee of the Board of Directors of the Issuer (the “Board”) who are not Schneider family members. In exchange for shares of Class A common stock transferred to the Voting Trust by the Trusts, the Voting Trustees issued trust certificates evidencing shares of beneficial interest in the Voting Trust equal to the number of shares of Class A common stock transferred to the Voting Trust.

The Voting Trustees do not have any economic rights or investment power with respect to the shares of Class A common stock transferred to the Voting Trust; their rights consist of voting rights. Under the Voting Trust Agreement, the Voting Trust exercises all voting power with respect to shares of Class A common stock. Unless otherwise prescribed by the Voting Trust Agreement, the Voting Trustees must act by majority consent in exercising all voting power with respect to the shares of Class A common stock subject to the Voting Trust. However, if there is a vacancy, the Voting Trustees must act by unanimous consent. On votes with respect to Major Transactions, the Voting Trustees must take direction from the holders of trust certificates, including the Trusts, voting in the same proportion as the vote of the holders of trust certificates. As a result, the vote on any Major Transactions will not be controlled by the Voting Trust, but instead will be controlled by certain trusts for the benefit of the Schneider family members holding the trust certificates issued by the Voting Trust, including the Trusts.

The Voting Trust also requires the Voting Trustees to vote all shares of capital stock of the Issuer held by the Voting Trust entitled to vote in the election of directors of the Issuer to elect as director: (i)

each eligible family member (as defined in the Voting Trust Agreement) who has been nominated in accordance with the Schneider Family Board Nomination Process Agreement (described below); (ii) the Chief Executive Officer; and (iii) each of up to fifteen individuals who are not eligible family members, less the number of individuals elected pursuant to (i) and (ii).

The Voting Trust Agreement will automatically terminate upon:

•

any of the following Major Transactions: (i) any transaction to which the Issuer is party that results in, or would result in, more than 40% of the voting power of the Issuer’s outstanding shares of stock being held collectively by persons who are not members of the Schneider family, (ii) the sale of all or substantially all of the Issuer’s assets or (iii) the Issuer’s dissolution or liquidation;

•

the affirmative vote of holders of trust certificates then holding at least 80% of the shares of beneficial interest in the Voting Trust or the unanimous agreement of the trustees of the Voting Trust to terminate the Voting Trust within 180 days after the issuance of the Issuer’s financial statements for any fiscal year as of the end of which the book value of the Issuer plus any distributions is less than two-thirds of the book value of the Issuer as of the end of any of the five fiscal years of the Issuer preceding such fiscal year; or

•	the time at which the outstanding shares of Class B common stock represent more than 40% of the voting power of the capital stock of the Issuer entitled to vote generally in the election of directors.

Amended and Restated Stock Restriction Agreement

The Trusts are party to the Amended and Restated Stock Restriction Agreement (the “SRA”).  The SRA limits the transfer of trust certificates issued by the Voting Trust or any interests therein from the Voting Trust to another party. The SRA provides for two circumstances in which a holder of a trust certificate, including the Trusts, may withdraw shares of Class A common stock from the Voting Trust for sale, and such withdrawn shares shall be converted to shares of Class B common stock effective upon transfer in accordance with the Issuer’s Amended and Restated Articles of Incorporation. The first circumstance is the funding of estate taxes attributable to shares of Class A common stock and the second circumstance is “emergency need” as defined in the SRA. The SRA provides that, prior to the termination of the Voting Trust, any shares of Class A common stock (represented by a trust certificate) that are transferred outside the Schneider family will be distributed from the Voting Trust and converted to shares of Class B common stock effective upon transfer and in accordance with the Amended and Restated Articles of Incorporation. However, if such transfer is to an irrevocable trust providing a surviving spouse with income rights only for the balance of his or her lifetime after which ownership will rest with a descendant of Donald J. Schneider, no conversion to Class B common stock will occur. The SRA will automatically terminate upon the termination of the Voting Trust.

Schneider Family Board Nomination Process Agreement

As described above, the Voting Trust Agreement requires that the trustees of the Voting Trust vote all shares of capital stock of the Issuer held by the Voting Trust entitled to vote in the election of directors of the Issuer to elect as a director of the Issuer each of the eligible family members, as defined in the Voting Trust Agreement, who has been nominated in accordance with the Schneider Family Board Nomination Process Agreement (the “Nomination Agreement”). The Nomination Agreement provides that the five Schneider family members specified in the Nomination Agreement shall have the right to nominate, and the Issuer shall include in the slate of nominees recommended to shareholders of the Issuer for election as a director at any annual or special meeting of shareholders at which directors are to be elected, the two family members specified in the Nomination Agreement for each of the annual meetings held in 2017 through 2025. The directorships will rotate among the five Schneider family members, and each member is anticipated to serve for three consecutive years, plus the remainder of any current rotation at the time of the consummation of the IPO. Each Schneider family member nominated in accordance with the Nomination Agreement must satisfy the qualifications for service as a director set forth in the Issuer’s Amended and Restated Bylaws or such qualifications must be waived in accordance with such Amended and Restated Bylaws. The rotation system described above may end earlier than 2025 in the event a Schneider family member is unable or declines to serve all or any portion of his or her term. Each Schneider family member may participate as an observer in all Board meetings occurring during the calendar quarter immediately preceding his or her scheduled nomination to the Board.

After the rotation system described above is complete, the five specified Schneider family members may, if they have at least 80% of such family members in agreement, propose an amendment to the Nomination Agreement to the corporate governance committee to cover subsequent periods. The amendment shall be consistent with the terms of the Nomination Agreement (including, but not limited to, satisfaction or waiver of the qualifications for service as a director set forth in Amended and Restated Bylaws and equal opportunity for representation among the family branches constituting the issue of Donald J. Schneider) and shall be subject to the approval of the corporate governance committee and the Board, which approval shall not be unreasonably withheld. During any subsequent period that is not covered by an amendment to the Nomination Agreement that has been so approved, the trustees of the Voting Trust shall not be required to vote for the election of any Schneider family member as a director of the Issuer.

The Nomination Agreement may be amended from time to time with the consent of at least 80% of the five specified Schneider family members and at least 75% of the directors constituting the full Board, and, in the case of the amendment referred to above, the approval of the corporate governance committee.

Registration Rights Agreement

The Reporting Persons are party to a registration rights agreement with the Issuer to register for sale under the Securities Act shares of Class B common stock (the “Registration Rights Agreement”). An aggregate of 18,487,600 shares of Class B common stock, including shares of Class A common stock that will convert into shares of Class B common stock if such shares of Class A common stock are transferred outside of the Voting Trust as specified in the Voting Trust Agreement and the Issuer’s Amended and Restated Articles of Incorporation, beneficially owned by the Reporting Persons will be entitled to these registration rights.

Demand registration rights.  At any time after the completion of the IPO, each of the parties to the Registration Rights Agreement, including the Reporting Persons (the “Registration Rights Parties”), will have the right to demand that the Issuer file up to one registration statement on Form S-1 within any six-month period. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, the Issuer will be required to use reasonable best efforts to effect the registration as expeditiously as possible.

Shelf registration rights.  At any time after the Issuer becomes eligible to file a registration statement on Form S-3, the Registration Rights Parties will be entitled to have their shares of Class B common stock, including shares of Class A common stock that will convert into shares of Class B common stock if such shares of Class A common stock are transferred outside of the Voting Trust as specified in the

Voting Trust Agreement and the Issuer’s Amended and Restated Articles of Incorporation, registered by the Issuer on a Form S-3 registration statement at the Issuer’s expense. These shelf registration rights are subject to specified conditions and limitations.

Expenses and indemnification.  The Issuer will pay all expenses relating to any demand or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The Registration Rights Agreement includes customary indemnification provisions, including indemnification of the participating holders of shares of Class B common stock and their directors, officers, trustees and employees by the Issuer for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Termination of registration rights.  The registration rights granted under the Registration Rights Agreement will terminate upon the date the holders of shares that are a party thereto no longer hold any such shares that are entitled to registration rights.

Lock-Up Agreement

As described above and in connection with the Issuer’s IPO, the Reporting Persons, with the exception of the Childrens Trust, entered the Lock-Up Agreement, pursuant to which the Reporting Persons agreed that, during the period ending 180 days after April 5, 2017 (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class B Common Ctock beneficial owned by them (as such term is used in Rule 13d-3 of the Exchange Act) or any securities so owned convertible into or exercisable or exchangeable for shares of Class B Common Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class B Common Stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly announce the intention to do any of the foregoing.

In addition, the Reporting Persons have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, they will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class B Common Stock or any security convertible into or exercisable or exchangeable for Class B Common Stock, except a demand to register shares of Class B Common Stock on a resale shelf registration statement, provided that such registration statement is not filed during the restricted period.

Item 7.  Material to Be Filed as Exhibits

Exhibit

A

Joint Filing Agreement dated as of April 18, 2017.

B

Amended and Restated 1995 Schneider National, Inc. Voting Trust Agreement and Voting Agreement (incorporated by reference to Exhibit 9.1 to the Issuer’s Registration

Statement on Form S-1 filed with the Securities and Exchange Commission on December 22, 2016).

C

Amended and Restated Stock Restriction Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 22, 2016).

D

Schneider Family Board Nomination Process Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 22, 2016).

E

Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2017).

F

Form of Lock-up Agreement executed by the Reporting Persons, with the exception of the Childrens Trust (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2017).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Dated:  April 21, 2017

Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey

By:	/s/ Mary P. DePrey
Name:	Mary P. DePrey
Title:	Co-Trustee

By:	/s/ Joan D. Klimpel
Name:	Joan D. Klimpel
Title:	Co-Trustee

Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey

By:	/s/ Mary P. DePrey
Name:	Mary P. DePrey
Title:	Co-Trustee

By:	/s/ Joan D. Klimpel
Name:	Joan D. Klimpel
Title:	Co-Trustee

Mary P. DePrey

By:	/s/ Mary P. DePrey
Name:	Mary P. DePrey

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the join filing, along with all other such undersigned, on behalf of the Reporting Persons (as such term is defined in the Schedule 13D) of a statement on Schedule 13D (including amendments thereto) with respect to the Class A common stock, no par value, and Class B common stock, no par value per share, of Schneider National, Inc., and that this agreement be included as an Exhibit A to such joint filing.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 21st day of April, 2017.

Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey

By:	/s/ Mary P. DePrey
Name:	Mary P. DePrey
Title:	Co-Trustee

By:	/s/ Joan D. Klimpel
Name:	Joan D. Klimpel
Title:	Co-Trustee

Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey

By:	/s/ Mary P. DePrey
Name:	Mary P. DePrey
Title:	Co-Trustee

By:	/s/ Joan D. Klimpel
Name:	Joan D. Klimpel
Title:	Co-Trustee

Mary P. DePrey

By:	/s/ Mary P. DePrey
Name:	Mary P. DePrey

A-1